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                                                                    EXHIBIT 12.1

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (IN THOUSANDS OF DOLLARS)

                                                                    FOR THE YEARS ENDED AUGUST 31,
                                                                ---------------------------------------
                                                                 1994       1995      1996       1997
                                                                -------    ------    -------    -------
Income (loss) before provision for income taxes per income
  statement.................................................... $(1,511)   $5,919    $11,155    $23,810
Add
  Portion of rents representative of the interest
     factor(1).................................................      28        82        112        364
  Interest on indebtedness(2)..................................     129       655      1,283      6,619
                                                                -------    ------    -------    -------
          Income as adjusted................................... $(1,354)   $6,656    $12,550    $30,793
                                                                =======    ======    =======    =======

Fixed charges
  Interest on indebtedness(2).................................. $   129(2) $  655(2) $   147(3) $   245
  Pro forma interest on senior subordinated notes(4)...........      --        --      5,200      5,000
  Prepaid commitment fees......................................      50       129         --         --
  Amortization of bond premium(5)..............................      --        --         --       (100)
  Portion of rents representative of the interest
     factor(1).................................................      28        82        112        364
                                                                -------    ------    -------    -------
     Fixed charges............................................. $   207    $  866    $ 5,479    $ 5,509
                                                                -------    ------    -------    -------
Ratio of earnings to fixed charges.............................      NM      7.69       2.29       5.59
                                                                =======    ======    =======    =======
(1) Total rents................................................ $    85    $  249    $   338    $ 1,091
    Multiplied by 1/3..........................................    0.33      0.33       0.33       0.33
                                                                -------    ------    -------    -------
    Portion of rents representative of the interest factor..... $    28    $   82    $   112    $   364
                                                                =======    ======    =======    =======
(2) Based on total interest expense.

(3) Represents interest expense on debt not expected to be repaid (losses).

(4) $40.0 million of subordinated notes with an interest rate of 12 1/2% per annum.

(5) $400 of total bond premium amortization expense divided by four years.

NM = NOT MEANINGFUL